

November 3, 2006

Mr. Michel Bouchard, President and Director
Cadiscor Resources, Inc.
1225 Gay-Lussac, Boucherville
Quebec, Canada J4B 7K1


> **Re:     Cadiscor Resources Inc.**
> **Registration Statements on Forms 10-SB**
> **Filed October 6, 2006**
> **File No. 0-52252**


Dear Mr. Bouchard:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.     Please be advised that the Form 10-SB registration statement will automatically become effective 60 days from the date of the first filing.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.  In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have prepared a response to our comments.

2.	Please include page numbers in the amended registration statement and in all filings with the Commission.  To expedite the comment process, page references in this letter relate to our internal page numbering.

3.	Where comments in one section or documents also relate to disclosure in another section or document, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.

4.	We note that throughout the registration statement you characterize your operations as being in the development stage.  This characterization appears inappropriate given that you do not have an established commercially minable deposit.  See Industry Guide 7 (a)(4)(ii).  Revise accordingly.

5.	Provide current and updated disclosure.  You may use brackets to reflect information that may change before the information statement is finalized.

6.	Please tell us why you believe you were not required to file a registration statement under the Securities Act in connection with the spin-off.

Description of Business, page 4

7.	Explain in the document in necessary detail the business reasons for structuring the spin-off the way it was structured and for establishing the particular terms.  Discuss the following:
    • who approached whom regarding this transaction;
    • what other alternatives the board considered;
    • the reasons the other options were rejected;
    • how the parties arrived at the particular deal terms

8.	Please disclose the expenses for which Strateco Resources Inc. was reimbursed $225,000.

Certain Risks of Operation, page 13

9.	Please revise the caption to clarify that you are discussing all the material risks that your business presents.

10.	Revise the subheadings under this caption to provide meaningful descriptions of the risks that you present.  Ensure that the subheadings reflect the risk discussed in the text of the risk factor as well as the facts giving rise to the risk.

11.	Please revise to remove statements or clauses that mitigate the risks you present.  Examples include "there can be no assurance," "there is no assurance," "if we are unable," "we cannot be sure," "the Company cannot control the marketability of the minerals it discovers," "no assurance of titles," "there is no guarantee," "the

Company cannot assure," and "the Company takes the necessary steps in each project to comply with the environmental regulations."

## Dependence upon Key Executives and Employees, page 17

12.     Please expand to discuss the fact that none of your officers devote 100% of their time to your business.

## Reports to security holders, page 17

13.     Please disclose the information required by Item 101(c)(3) of Regulation S-B.

## Enforceability of civil liabilities against foreign persons, page 19

14.     Please revise the statement that "each investor *should* consult his own legal counsel."  You can "urge" readers to seek legal assistance, but you cannot suggest that readers are required to consult with legal counsel.

## Description of Property, page 24

15.     We note a number of technical or scientific terms throughout this section. Simplify your discussion to make it more reader friendly.  Define the terms in context or if not practicable, include the terms in your glossary.

## Mining Claims, page 26

16.     Please discuss the period during which you are required to pay royalties.

## Accessibility, Climate, Local Resources, Infrastructure and Physiography, page 26

17.     Please update to include the missing information.

## Security Ownership of Certain Beneficial Owners and Management, page 50

18.     Please update to include information as of the most recent practicable date.

## Directors, Executive Officers, Promoters, and Control Persons, page 52

19.     Please revise the table and the text to clearly disclose the business activities of each identified officer or director during the past five years.  It appears that the information can be found scattered in the table and the text.

<u>Certain Relationships and Related Transactions, page 57</u>

<u>Transaction with Promoters, page 59</u>

20.     Please provide us with a copy of the valuation report prepared by Petrie
        Raymond.

<u>Conflicts of Interests, page 59</u>

21.     Please discuss how you intend to address any conflicts of interest involving your
        executive officers.

<u>Description of Securities, page 59</u>

22.     Please disclose whether you have a classified board.

<u>Market For Common Equity and Related Stockholder Matters, page 65</u>

<u>Market information, page 65</u>

<u>Currency and Exchange Rates, page 65</u>

23.     Please revise the information under the exchange rate columns for the year 2005
        and 2004.  It appears that you have included too many decimal periods.

<u>Holders, page 67</u>

24.     We note that to be eligible for listing on the TSX Venture Exchange, you
        distributed your securities among more than three thousand Strateco security
        holders.  However, you disclose under this caption that "[t]he Company has
        approximately 11 holders of record of its common shares in the United States of
        America, approximately 84 holders of record in Canada and approximately 16
        holders of records in other countries outside of North America."  The number of
        record security holders you report does not appear to coincide with the number of
        security holders that would have received your securities pursuant to the
        distribution.  Please reconcile or advise.

<u>Recent Sales of Unregistered Securities, page 67</u>

25.     Please ensure that the information that you provide is consistent with Item 701 of
        Regulation S-B.  In this regard, we note your discussion about registration
        requirements under the Exchange Act.  Please note that Item 701 requires the
        disclosure of information about the issuance of securities not registered under the
        Securities Act.

Offering in Quebec and in Canada, page 68

26.     It appears that you relied on Section 4 of the Securities Act to conduct the unregistered securities.  Please state the facts that make the exemption available.  Your discussion also suggests that you believe that an exemption is available because the sales were conducted in Canada.  Please cite the relevant exemption.

Auditor's Report, page 75

27.     Please have your auditor revise the audit report opining on the opening balance sheet of Cadiscor Resources Inc. to include the city and state designation of issuance.  You may refer to Regulation S-X, Article 2-02(a) for further information.

28.     The financial statements presented in this Form 10-SB are required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Please have your auditor revise its opinion to state the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true.

Compilation Report, page 79

29.     Please amend your filing to remove the compilation report issued by Petrie Raymond on May 10, 2006.  The inclusion of this is not appropriate as it provides no basis for reliance.

First Quarter Interim Report, page 84

30.     We note your financial statements as of and for the period ending June 30, 2006 are prepared in accordance with Canadian GAAP; however you have not provided or identified any differences in your financial statements if they had been prepared in accordance with US GAAP.  Please provide the required US GAAP reconciliation in accordance with Item 18 of Form 20-F, or state there were no differences between the US GAAP and Canadian GAAP presentation, if true.

Exhibits

31.     Please provide a consent from Petrie Raymond as to the use of its audit opinion and any other reference in your filing as an exhibit.  Please refer to Part III, Item 2(10)(a) of Form 1-A as referenced in Part III of Form 10-SB for further guidance.

Engineering Comments

General

32.    Insert a small-scale map showing the location and access to each property, as required by Instruction 3(B) to Item 102 of Regulation S-K.  Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

In addition we believe the guidance would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included.  Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

33. Please expand your property disclosures to provide the information required by Industry Guide 7 (b). In particular, for each property, provide the following information:

- A description of any work completed on the property and its' present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment and other infrastructure facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7 (B) paragraph (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

History – Discovery Claims Block, page 28

34. It is very important to clearly distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition, within a "Non-Reserve" section, disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

**Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms "measured" and "indicated resources."  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.**

Before the Inferred Resource table, insert the following including the indenting and bolding:

**Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This section uses the term "inferred resources."  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.**

Drilling – Discovery Claims Block, page 32

35.    In the third paragraph of this section you reference the "best intersections".  As a general checklist, when reporting the results of sampling and chemical analyses:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the "highest" or "best" values or grades of sample sets.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Revise all disclosures about properties that appear in your filing accordingly.

Mineral Resource Estimate, page 38

36.    The cutoff grade is a critical component used to evaluate the potential of the mineral properties and all mineral resources must have reasonable prospects for economic extraction.  For both operating mines and undeveloped properties any reportable resource estimates must be delimited using an economically-based cutoff to segregate resources from just mineralization.  An economic cutoff should enable a mine to distinguish materials that can at least cover the mine's operating costs from those that will not. Disclose this analysis within the filing and include the relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors and/or parameters must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational costs, and reasonable metal prices based on the recent historic three-year average.  Remove all resource estimates, which are not based on an economically derived cutoff.

Closing Information

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at 202-551-3763 or April Sifford, Accounting Branch Chief, at 202-551-3684 if you have questions regarding comments on the financial statements and related matters. Direct any questions regarding the engineering comments to Ken Schuler, Mining Engineer, at 202-551-3718. Please contact Carmen Moncada-Terry at 202-551-3687 or the undersigned at 202-551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     S. Burkirk
        K. Schuler
        C. Moncada-Terry